Thursday, November 29, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, D.C. 20549

RE:	Brooke Corporation; Form 10-K for the Fiscal Year Ended December 31, 2006; File No. 001-31698

Dear Mr. Rosenberg:

I am writing on behalf of Brooke Corporation (the “Company”) in response to your letter, dated November 14, 2007 (the “Second Comment Letter”), regarding the Annual Report on Form 10-K filed by the Company for its fiscal year ended December 31, 2006 (the “10-K”). The Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Second Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment set forth in bold lettering.

Item 7.	Management’s Discussion and Analysis of Financial Position and Results of Operations, page 36

Capital Commitments, page 62

Contractual Obligations, page 62

1)	Please refer to your response to our prior comment number one. Please revise your disclosure here to include the insurance liabilities in the contractual obligations table.

Response:	The Company will amend the 10-K to comply with this comment.

Item 8.	Financial Statements and Supplementary Data, page 74

Consolidated Statement of Cash Flows, page 79

2)	We acknowledge your response to our prior comment number two. Please tell us why the amounts are classified as operating activities within the statement of cash flows.

Response:	The Company, through its affiliates, is in the business of purchasing agency businesses for franchise agents. The Company has the expertise of buying and selling agency businesses and provides that service to our franchise agents to further their businesses. Agencies are not typically purchased to hold as ongoing operations of the Company. However, if such a purchase is made, these activities would be classified as investing activities on the Company’s statement of cash flows. These two types of activities (purchasing for franchise and purchasing for company operation) are also disclosed in the Company’s MD&A by noting if any businesses sold were company-owned.

BROOKE CORPORATION

210 West State Street, Phillipsburg, Kansas 67661 / Phone +1 (785) 543-3199 x116 / Fax +1 (785) 543-3098

www.brookecorp.com

Mr. Jim B. Rosenberg
Thursday, November 29, 2007 Page 2 of 3

Notes to Consolidated Financial Statements, page 80

1. Summary of Significant Accounting Policies, page 80

(p) Principles of Consolidation, page 91

3)	Your response to prior comment four does not demonstrate how you directly or indirectly had a controlling financial interest in First American Capital Corporation as of December 31, 2006, as contemplated by paragraph two of ARB 51, to support consolidation at that date. As such, please restate your financial statements to de-consolidate First American Capital Corporation as of December 31, 2006, when Brooke’s ownership in First American Capital Corporation was 47%.

Response:	ARB 51 paragraph 2 states that the usual condition for a controlling financial interest is the direct or indirect ownership of a majority voting interest.

The board of directors of First American Capital Corporation (“FACC”) authorized the issuance of 5,386,403 new shares of FACC common stock to the Company as of December 8, 2006. However, FACC only had a total of 8,000,000 shares authorized for issuance in its charter and required a stockholders meeting to increase the number of authorized shares to allow all 5,386,403 shares to be issued to the Company. Pending such stockholder meeting, FACC issued to the Company a mandatory redeemable warrant for 1,643,460 shares of FACC common stock (the “Warrant”). The number of shares issuable under the Warrant was equal to the number of shares in excess of 8,000,000 represented by the agreed upon issuance to the Company (5,386,403). After the stockholders meeting was held in January 2007, the Company exercised the Warrant and was issued the additional 1,643,460 shares of FACC common stock.

As a direct result of the foregoing, as of December 31, 2006, the Company directly owned 47% of FACC common stock. The Company as of that same date held the Warrant, giving the Company effective control over an additional seven percent of FACC common stock. Based upon the Company’s ownership of and effective control over 54% of FACC common stock, and given that the remaining 46% of FACC common stock was owned by over 4,000 stockholders, the Company had effective control of FACC at December 31, 2006. This effective control is further supported by the subsequent exercise in January 2007 by the Company of the Warrant, giving the Company direct ownership of over 50% of FACC common stock.

In further substantiation of the Company’s determination that it had effective control of FACC as of December 31, 2006, the Company entered into a shared services agreement with FACC in December 2006. Under this agreement, the Company began, in December 2006 and thereafter, to provide management services to FACC including without limitation legal services related to public company compliance, accounting services related to public company reporting, human resource services, payroll accounting, tax and auditing services, risk management and corporate marketing services.

BROOKE CORPORATION

210 West State Street, Phillipsburg, Kansas 67661 / Phone +1 (785) 543-3199 x116 / Fax +1 (785) 543-3098

www.brookecorp.com

Mr. Jim B. Rosenberg
Thursday, November 29, 2007 Page 3 of 3

Upon its purchase of FACC shares in December 2006, the Company also transferred its management team for advisory services to FACC, from then on making FACC the sole internal source of such services among the Company and its affiliates. This integration of FACC into the Company’s operations, where FACC was managed by the Company’s personnel and where FACC provided an important internal service to the Company and its affiliates, further demonstrates the Company’s effective control of FACC as of December 31, 2006.

We trust that the foregoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (785) 543-3199 (x116) or our senior counsel, Carl Baranowski, at (913) 266-4536.

Sincerely,

/s/ Leland G. Orr

Leland G. Orr

Chief Financial Officer

Brooke Corporation

cc:	Tabatha Akins, Staff Accountant,
Securities and Exchange Commission

Joel Parker, Accounting Branch Chief,
Securities and Exchange Commission

P. Mitchell Woolery, Esq., Kutak Rock LLP

BROOKE CORPORATION

210 West State Street, Phillipsburg, Kansas 67661 / Phone +1 (785) 543-3199 x116 / Fax +1 (785) 543-3098

www.brookecorp.com